Exhibit 10.36

“[*]” = confidential portions of this document that have been omitted and have been separately filed with the Securities and Exchange Commission pursuant to an application for confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

MARKETING AGREEMENT

THIS MARKETING AGREEMENT (“this Agreement”) is made and entered into as of March 22nd, 2011, by and between INTEROCEANIC CORPORATION, a New York corporation (“IOC”), and AGRIFOS FERTILIZER L.L.C., a Delaware limited liability company (“Agrifos”).

W I T N E S S E T H:

WHEREAS, Agrifos plans to produce approximately 400,000 short tons per year of granular ammonium sulfate (the “Product”) at its plant in Pasadena, Texas (the “Plant”); and

WHEREAS, IOC is a marketer and trader of fertilizer; and

WHEREAS, Agrifos and IOC desire to enter into a commercial arrangement whereby IOC will have the exclusive right and obligation to market all of the Product manufactured by Agrifos at the Plant for sale in the Territory (as defined below), subject to the terms and conditions set forth below;

NOW, THEREFORE, based on such premises, and for certain good and valuable considerations, the receipt and adequacy of which are hereby acknowledged, and in reliance on the representations, warranties and covenants set forth herein, the parties hereto hereby agree as follows:

1. Product.

1.1 Volume. During the term of this Agreement, and subject to the terms and conditions set forth herein, IOC shall market and sell all Product manufactured by Agrifos at the Plant up to a maximum of 400,000 short tons per year. In addition, Agrifos hereby grants IOC the option to market and sell any Product manufactured at the Plant in excess of 400,000 short tons, if any. Agrifos will give IOC written notice of any tons manufactured in excess of such 400,000 short tons, and IOC shall have five (5) business days in which to respond in writing that it wishes to exercise such option. For purposes of this Agreement, all short tons of Product manufactured by Agrifos at the Plant and so marketed and sold by IOC in the Territory shall be referred to as the “Subject Tons”. [*] As used in this Agreement, “short ton” and “ton” each equals 2,000 pounds.

1.2 Efforts. IOC shall use commercially reasonable efforts to market the Subject Tons so as to obtain the most advantageous Pasadena net back price for such Subject Tons FOB the Plant. As used in this Agreement, “commercially reasonable efforts” shall mean with respect to a given goal, the efforts that a reasonable person, charged with the obligation and acting in good faith, would use so as to achieve that goal as expeditiously as possible and consistent with such person’s past commercial practices. Such efforts would be consistent with such person’s practices in achieving similar goals on its own behalf and taking advantage of all of its marketing and distribution channels in a relevant territory.

1.3 Territory; Exclusivity. Subject to the penultimate sentence of Section 1.1, Agrifos hereby grants IOC the exclusive right to market and sell the Product in [*] IOC hereby agrees that, in exchange for being granted the exclusive right to market and sell the Product manufactured at the Plant in the Territory, it shall not market nor sell ammonium sulfate of any grade from any other source in the Territory.

1.4 Planned Minimum Volume; Delivery Requirements. (a) The parties shall agree annually upon the exact tonnage and schedule for the production and delivery of the Product. At least thirty (30) days before the start of each calendar year (or any stub period within the term of this Agreement), the parties shall agree on a “Planned Minimum Volume” for such year (or such stub period). In addition, at least ten (10) business days before the start of each calendar quarter, the parties would agree on forecast production tonnage and schedule for such quarter. The Planned Minimum Volume shall reflect any planned plant turnarounds and be subject to force majeure conditions. Notice of planned plant turnarounds shall be provided in advance. Such forecasts are for planning purposes only and shall not increase or decrease the parties’ respective obligations as to Product under Section 1.1 of this Agreement. For purposes of the short calendar year beginning on the Effective Date (as defined below) and running through December 31, 2011, the Planned Minimum Volume shall be 150,000 short tons, subject to reasonable adjustment by Agrifos to reflect changes required by the start-up schedule of the Product manufacturing unit and the transition by Agrifos from the manufacture of phosphate fertilizers to the Product. Commercial manufacture of the Product is anticipated to begin May 3rd, 2011, and the parties shall agree on the initial production tonnage and schedule for the partial quarter then starting not less than ten (10) business days prior to such anticipated start date.

(b) IOC shall provide to Agrifos its good-faith, estimated written shipping schedules of IOC’s requirements for delivery of Product for each month at least five (5) business days before the beginning of such month. Except as otherwise provided in Section 11, Agrifos shall use commercially reasonable efforts to deliver the Product to IOC in accordance with IOC’s requirements as evidenced by the foregoing schedules, subject to the availability of all necessary transportation and other distribution equipment and services. Agrifos does not guarantee IOC a minimum volume of Product; provided, however, that in the event Agrifos fails to produce the Planned Minimum Volume for any calendar year (which failure shall include, for the avoidance of doubt, any failure to provide tons of Product toward the Planned Minimum Volume by reason of Agrifos electing to sell such tons outside of the Territory), IOC would have the right pursuant to Section 4.2 below to be reimbursed by Agrifos for any Logistics Expenses incurred by IOC for under-utilized Logistics Commitments (as defined below) in such calendar year.

1.5 Loading. IOC shall be responsible for the supply and coordination of rail cars, trucks, vessels and barges moving to and from the Plant. Agrifos shall load Subject Tons promptly upon placement of distribution equipment, subject to the volume limitations described in this Article 1. IOC shall give Agrifos reasonable notice of distribution equipment estimated arrivals.

1.6 Weight. Agrifos shall weigh the rail cars and trucks using a certified scale and, with respect to vessels and barges, a draft survey, to determine the weight of Subject Tons to be specified on each bill of lading. Agrifos shall determine the weight and assay of the Subject Tons delivered hereunder. Agrifos’ bill of lading weights and measurements of assay shall govern settlement, unless proven to be in manifest error. In the event of a dispute, both parties shall accept an independent determination of weight and chemical analysis by a recognized surveyor or laboratory familiar with the properties of the Product.

1.7 Financing Expenses. The parties agree that in order for IOC to carry out its obligations hereunder, IOC is authorized to incur reasonable out-of-pocket financing costs for carrying accounts receivable from customers that purchased Subject Tons from IOC (net of amounts owed by IOC to Agrifos hereunder) and inventory of Subject Tons owned by IOC (the “Financing Expenses”).

2. Term. Subject to termination in accordance with the provisions of Section 15, the term of the Agreement shall run from March 22nd, 2011 (the “Effective Date”) to February 28, 2014, and shall automatically renew annually for an additional 12-month period unless either party shall notify the other at least 180 days prior to the end of the initial term or any subsequent term that this Agreement will not be renewed.

3. Specifications; Warranty. All Subject Tons shall conform substantially to the specifications set forth on Annex A, attached hereto and incorporated herein by reference. IOC shall hold Agrifos harmless for defects caused by events that occur after delivery. Agrifos shall, if it determines that the Subject Tons do not conform to the foregoing warranty, replace the affected Subject Tons. IOC agrees to cooperate with Agrifos in connection with remedying any nonconformity and with the return or disposal, on Agrifos’ instructions and at Agrifos’ expense, of any such nonconforming Subject Tons. AGRIFOS MAKES NO OTHER WARRANTY, EXPRESS OR IMPLIED, OF OR WITH RESPECT TO THE SUBJECT TONS OR THE PERFORMANCE THEREOF, INCLUDING, WITHOUT LIMITATION, IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND ALL SUCH WARRANTIES ARE HEREBY EXPRESSLY EXCLUDED.

4. Compensation.

4.1 Fees. For the services provided by IOC under this Agreement, IOC shall receive (as a [*] as set forth in Section 6.1) fees equal to:

i.	A “Base Fee” per short ton for all Subject Tons of [*] of the Net FOB Price (as defined below) per short ton (before deducting the Base Fee and the Incentive Fee), with a minimum of [*] and a maximum of [*];

ii.	An “Incentive Fee” per short ton for all Subject Tons calculated as follows:

a)	For any shipment of Subject Tons, [*] of the amount, if any, by which [*] but subject to the minimum and maximum Incentive Fee Cap.

b)	The “Incentive Fee Cap” for any shipment of Subject Tons shall be equal to [*], with a minimum of [*] per short ton and a maximum of [*] per short ton.

c)	The “Agrifos Reference Cost” (per short ton) shall be calculated [*] and shall be equal to [*].

d)	The “Sulfuric Acid Cost” would be calculated [*] and be equal to the weighted average [*] of [*], if any; such average would be calculating in proportion to [*].

e)	Agrifos will provide IOC timely information concerning its purchased costs [*] for purposes of calculating Incentive Fees.

4.2 Logistics Commitments and Expenses. With the prior approval of Agrifos, IOC may make contractual commitments for warehouse space, insurance and transportation capacity to optimize marketing the Planned Minimum Volume (“Logistics Commitments”). Reasonable, out-of-pocket expenses incurred by IOC for any Logistics Commitments (“Logistics Expenses”) shall be allocated to the Subject Tons as appropriate. In the event that IOC uses such Logistics Commitments for products other than the Subject Tons, then the related Logistics Expenses would be allocated pro rata by volume (i.e. the same unit rate would apply to the Subject Tons as the other products for a given shared logistics service).

4.3 Weekly Reconciliation. IOC will provide Agrifos a weekly reconciliation detailing all transactions for the preceding week on or about Wednesday of the following week.

4.4 Audit Rights. Either party may audit the determination and allocation of the items identified in Sections 4.1 and 4.2 above.

5. Purchase; Title and Risk of Loss. IOC shall purchase the Product to be marketed FOB Pasadena at the Net FOB Price (defined below). Delivery of Product shall occur, and the ownership of, and legal title to, the Product, and all risks of loss of or damage to the Product, shall pass from Agrifos to IOC (and such Product shall become Subject Tons), with respect to vessels and barges, at the point and at such time as the Product enters the vessel or barge, and, with respect to rail cars, and trucks or trailers, at the point and at such time as the Product leaves Agrifos’ plant gate for transportation to IOC’s destinations. In the event that IOC purchases Product that is to be held in the Agrifos warehouse, title to such Product would pass to IOC at the time of purchase. In such an event, (i) Agrifos shall issue IOC a warehouse receipt, (ii) such Product/Subject Tons shall be identified as property of IOC and segregated from other Product in the Agrifos warehouse, and (iii) IOC would be added by Agrifos as an additional insured with respect to such Product/Subject Tons under Agrifos’ property insurance policy.

6. Invoices.

6.1. Form and Content; Invoiced Price. Each Monday during the term of this Agreement Agrifos shall prepare and deliver to IOC an invoice for the prior week’s shipments (Monday through Sunday) of Subject Tons. The invoices shall be in writing or an equivalent electronic data interchange message, and the invoice amounts shall be stated in currency of the United States. For any shipment of Subject Tons marketed and purchased by IOC hereunder, the invoiced price (the “Net FOB Price”) would be equal to: [*]. In the event that the Net FOB Price cannot be determined for a given quantity of Subject Tons at the time of invoicing, then Agrifos shall [*]. Such final adjustments shall be made not less frequently than monthly.

6.2. Payment. IOC shall pay amounts owed to Agrifos, subject to any manifest error, in currency of the United States, transmitted by electronic funds transfer in a format specified by Agrifos, within four (4) business days of invoicing.

6.3 Exposure Cap. Notwithstanding anything in this Agreement to the contrary, IOC shall not be obligated to pay Agrifos more than [*] at any given time for Subject Tons that have not been resold by IOC. Upon such Subject Tons being sold, IOC shall pay Agrifos promptly for same within four (4) days of such sale. IOC shall grant to Agrifos a first priority security interest in and to any such Subject Tons until the same are resold by IOC and payment with respect to same is received by Agrifos. Any such Subject Tons would be stored in a bonded warehouse (or such other warehouse as may be satisfactory to Agrifos) and insured by IOC, with Agrifos being named as an additional insured under IOC’s insurance policy.

7. Mitigation of Non-Performance. Notwithstanding anything to the contrary set forth in this Agreement, if IOC fails to take delivery of sufficient tons of Product to avoid a reduction in planned production of Product by Agrifos at the Plant below the Planned Minimum Volume, then Agrifos shall have the right to sell Product in the Territory to other parties without any obligation or liability to IOC for such Product. Agrifos shall provide IOC with not less than ten (10) days notice prior to exercising such right.

8. Assessments. Agrifos shall be responsible for and pay when due, except when contested in good faith, any and all assessments, charges, duties, fees, taxes and other costs (collectively “Assessments”) now or hereafter imposed by the government or any governmental authority of the United States or any state, county, municipality or other subdivision thereof on or with respect to the Product prior to the transfer of title under Section 5 of this Agreement, and (b) IOC shall be responsible for and pay when due, except when contested in good faith, any and all Assessments, now or hereafter imposed by the government or any governmental authority of the United States or any state, county, municipality or other subdivision thereof, on or with respect to Subject Tons, or the transportation thereof, at the time of or after the transfer of title under Section 5 of this Agreement.

9. Representations and Warranties of Agrifos. Agrifos represents and warrants to IOC as follows:

9.1. Existence. Agrifos is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly authorized to conduct business in the State of Texas.

9.2. Authority. Agrifos has full authority and power to transact the business in which it is engaged, own and operate its properties, assets and rights, execute and deliver this Agreement, and perform its obligations hereunder.

9.3. Authorization. Agrifos has taken all actions necessary to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.

9.4. Enforceability. This Agreement has been executed and delivered by a duly authorized officer of Agrifos, constitutes the legal, valid and binding obligation of Agrifos, and is enforceable against Agrifos in accordance with its terms.

9.5. Specifications. Subject to Section 3, all Subject Tons sold and purchased hereunder, when delivered to IOC will meet the Specifications.

10. Representations and Warranties of IOC. IOC represents and warrants to Agrifos as follows:

10.1. Existence. IOC is a corporation duly organized, validly existing and in good standing under the laws of the State of New York.

10.2. Authority. IOC has full corporate authority and power to transact the business in which it is engaged, own and operate its properties, assets and rights, execute and deliver this Agreement, and perform its obligations hereunder.

10.3. Authorization. IOC has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.

10.4. Enforceability. This Agreement has been executed and delivered by a duly authorized officer of IOC, constitutes the legal, valid and binding obligation of IOC, and is enforceable against IOC in accordance with its terms.

10.5. Known Characteristics. IOC is familiar with the characteristics, qualities and potentialities of the Product. IOC agrees to: (a) review and retain product safety information supplied by Agrifos, adopt and follow safe handling, storage, transportation, use and disposal practices with respect to Product, including, but not limited to those required by federal, state and local statutes, rules, regulations or ordinances; (b) make all reasonable efforts to ensure that Product is sold or provided to persons who or entities that can and will properly handle, use, store, transport and dispose of it; and (c) share appropriate safety, health and environmental information with employees, customers and contractors involved in the handling or distribution of Product.

11. Force Majeure. If either party hereto is rendered unable by force majeure to perform its obligations under this Agreement, then upon such party notifying the other party of such force majeure, the notifying party shall not be liable to the other party for any failure or delay in its performance hereunder (except for the payment with respect to the Subject Tons previously delivered hereunder) to the extent that the failure or delay is due to such force majeure. For the purposes hereof, the term “force majeure” includes, without limitation, war whether declared or undeclared; fire, flood, lightning, earthquake, storm, or any act of God; strikes, lockouts, or other labor difficulties or disruptions; civil disturbances, riots or sabotage; accidents, explosions, breakages, freezing or partial or entire failure of machines, equipment, pipelines or other property; inoperability of railroads or other third party distribution equipment essential to the transportation of the Subject Tons; any official order, directive or industry-wide request or suggestion by any government or governmental authority which, in the reasonable judgment of the party affected, makes it necessary to cease or reduce production; any inability to secure necessary fuel, power, equipment, transportation, or raw materials, including the inability to secure such items by reason of allocations promulgated by any government or governmental authority; or any other contingency, whether similar or dissimilar to the foregoing, beyond the reasonable control of the affected party which interferes with continued performance hereunder. Performance under this Agreement shall be suspended during the period of any such force majeure event to the extent made necessary thereby. Any force majeure event shall, so far as reasonably possible, be remedied with all reasonable dispatch, provided that the settlement of strikes, lockouts, industrial disputes or disturbances shall be entirely within the discretion of the affected party. Performance under this Agreement shall resume to the extent made possible by the end or amelioration of the force majeure event. During any force majeure event impacting the performance of Agrifos’ obligations hereunder, Agrifos shall have the right to allocate its available supply of Product among the Subject Tons and its commitments, if any, for sales of Product outside the Territory. If Agrifos is prevented from supplying the Product by reason of a force majeure event for more than thirty (30) days, then IOC will have the right to make other arrangements to acquire Product to satisfy its commitments to third parties until Agrifos is capable of supplying the Subject Tons. If during a force majeure hereunder, customers of IOC invoke the force majeure provisions of their purchase agreement with IOC and cancel an order for Subject Tons, then IOC would not be obligated to pay the Net FOB Price otherwise due for such Subject Tons, and such Subject Tons would be resold by IOC in a timely manner following cessation of the force majeure and payment for such Subject Tons at the Net FOB Price would then be due and payable.

12. Confidentiality. Neither Agrifos nor IOC shall reveal the terms of this Agreement to any third party, excluding affiliates, auditors and attorneys, except with the written permission of the other party, or as required to be disclosed by applicable law. Further, each party shall maintain as confidential and not disclose to third parties any business, technical, proprietary or other similar information (including, without limitation, production cost, pricing information and data, customer and sales information) of the other party received or acquired in the course of entering into or performing this Agreement or the exercise of any rights or remedies hereunder. The forgoing obligations shall survive the termination, expiration or cancellation of this Agreement for a period of two (2) years. These confidentiality obligations shall not apply to information which (i) is required to be disclosed by law; (ii) is disclosed in connection with mediation or other legal proceedings concerning this Agreement; or (iii) is received from a third party not under an obligation of confidentiality with respect to such information.

13. Indemnification. Agrifos shall defend, indemnify and hold harmless IOC from and against all liability, loss, costs, damages, expenses, judgments and other liabilities (including, without limitation, reasonable legal fees and expenses and court costs) incurred as the result of any third-party claim, action, suit or other legal proceeding (collectively, “Losses”) which result from the failure of the Subject Tons to comply with the Specifications but only to the extent that such failure is not caused by IOC, its affiliates, successors or assigns. IOC shall defend, indemnify and hold harmless Agrifos from and against all Losses that result from the failure of the Subject Tons to comply with the Specifications as the result of the action or inaction of IOC. In no event shall either party be liable to the other party for consequential, special, punitive or exemplary damages. The indemnity obligations set forth in this Section 13 shall survive the termination or expiration of this Agreement for a period of one year.

14. Dispute Resolution. Prior to initiating any legal or other action or proceeding against the other, the parties shall attempt in good faith to resolve any controversy or claim arising from or relating to this Agreement promptly by negotiations between the respective Presidents of the parties. The disputing party shall give the other party written notice of the dispute. Within twenty (20) days after receipt of such notice, the receiving party shall submit a written response to the other party. The notice and response shall include a statement of each party’s position and arguments supporting its position. The Presidents shall meet at a mutually acceptable time and place within thirty (30) days after the date of the disputing party’s notice and thereafter as often as they reasonably deem necessary to exchange relevant information and to attempt to resolve the dispute. If the matter has not been resolved through negotiation within sixty (60) days after the date of the disputing party’s notice, or if either party will not meet with the other party within thirty (30) days after the date of the disputing party’s notice, then either party may take such action or inaction as it deems appropriate. All deadlines specified in this Section 14 may be extended by the mutual agreement of the parties.

15. Termination.

15.1. Grounds for Termination. This Agreement and the interests, rights and obligations of Agrifos and IOC hereunder may be terminated only in the following manners and for the indicated reasons:

15.1.1. by Agrifos and IOC in a written agreement executed and delivered by said parties, with the termination of this Agreement to be effective as of the date set forth therein;

15.1.2. by Agrifos pursuant to 180 days written notice given to IOC;

15.1.3. by IOC, pursuant to 180 days written notice given to Agrifos;

15.1.4. by Agrifos or IOC, upon written notice given to the other party, if the other party (a) voluntarily files a petition, or allows the filing of an involuntary petition, under any federal, state or other bankruptcy, reorganization, arrangement, insolvency or other similar statute or regulation, which remains undismissed, unvacated or unstayed for a total of 60 days after the filing thereof, (b) has a trustee, receiver or liquidator voluntarily or involuntarily appointed for all or any substantial part of its business or assets, which remains undisrnissed, unvacated or unstayed for a total of 60 days after the appointment thereof; (c) voluntarily commences dissolution, or allows the commencement of an involuntary dissolution proceeding, under any federal, state or other dissolution, liquidation, winding-up or other similar statute or regulation, which remains undismissed, unvacated or unstayed for a total of 60 days after the commencement thereof; or (d) makes a general assignment for the benefit of creditors; in each such case with the termination of this Agreement to be effective as of the date set forth in the termination notice;

15.1.5 by Agrifos or IOC, pursuant to a notice given to the other party, if the other party breaches any material covenant or fails to perform any material obligation set forth in this Agreement and such breach is not waived by the terminating party or cured by the breaching party within 60 days after the breaching party is notified of such breach by the terminating party or otherwise, with the termination of this Agreement to be effective as of the date set forth in the termination notice.

15.2 Automatic Termination. Unless otherwise agreed in writing by the parties, this Agreement will automatically terminate and be of no further force and effect if any time from and after September 30, 2011, Agrifos fails to produce granular ammonium sulfate and such failure to produce lasts for 180 consecutive days.

15.3. Effects of Termination. If this Agreement is terminated as provided in Sections 15.l.l or 15.1.3, the fact of such termination shall not create any liability on the part of Agrifos or IOC. If this Agreement is terminated as provided in Sections 15.1.4, and 15.1.5, such termination shall not prejudice, and the parties shall continue to be entitled to pursue, any and all other available claims, rights and remedies that they may have against each other under this Agreement, or at law or in equity. If this Agreement is terminated as provided in Sections 15.1.2 or 15.2, then upon such termination, Agrifos shall (a) reimburse IOC for any out-of-pocket costs incurred by IOC for under-utilized Logistics Commitments and (b) as liquidated damages and not as a penalty, pay IOC a lump-sum fee equal to $100,000 in compensation for IOC’s other wind-down costs which are uncertain and difficult to ascertain, and thereafter neither party shall have any obligation to the other with respect to this Agreement.

16. Miscellaneous Provisions.

16.1. Independent Contractors. The parties hereto are independent contractors, and nothing contained herein shall be construed as appointing either party an agent or representative of the other party.

16.2. Notices and Other Communications. Any notice or other communication in respect of this Agreement may be given in any manner set forth below to the addresses or numbers or in accordance with the e-mail or electronic messaging system details provided in or pursuant to this Agreement with respect to the receiving party (the “recipient”) and will be deemed effective as indicated:

(i) if in writing and delivered in person or by courier, on the date it is delivered;

(ii) if sent by facsimile transmission, on the date that transmission is received in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender’s facsimile machine);

(iii) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted;

(iv) if sent by electronic messaging system, on the date that electronic message is received; or

(v) if sent by e-mail, on the date that e-mail is delivered.

If to Agrifos, then to:	Agrifos Fertilizer L.L.C.
2001 Jackson Road
Pasadena, TX 77506
Attn.: President
Phone No.: (713) 920-5378
Facsimile No.: (713) 920-5350
Email: dgutacker@agrifos.com

If to IOC, then to:	Interoceanic Corporation
500 Executive Blvd.
Ossining, NY 10562
Attn: Elio Mazzella, Sr.
Phone No.: (914) 762-7800
Facsimile No.: (914) 762-8001
Email: e.mazzella@ioccorp.com

Either party may by notice to the other change the address, telephone number, facsimile number or e-mail or electronic messaging system details at which notices or other communications are to be given to it.

16.3. Entire Agreement. This Agreement including specifically identified attached Annexes constitutes the full understanding of the parties, a complete allocation of risks between them, and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersedes any and all prior negotiations, understandings and agreements, whether written or oral, between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no term, condition, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the provisions of this Agreement shall be effective or binding on the parties, unless the same hereafter is effected in accordance with Section 16.4.

16.4. Amendments. This Agreement may be altered, modified, amended or changed (other than any waiver of any provision hereof which shall be effective only if made in accordance with Section 16.5) but only by a written agreement executed and delivered by both parties.

16.5. Waivers. No waiver by either party of any breach of the covenants set forth herein or any claim, right or remedy provided for hereunder and no course of dealing shall be deemed a waiver of the same or any other breach, claim, right or remedy, unless such waiver is in writing and is signed by the party sought to be bound. The failure of a party to assert or exercise any claim, right or remedy shall not be deemed a waiver of such claim, right or remedy in the future.

16.6. Modification and Severability. If a court of competent jurisdiction declares that any provision of this Agreement is illegal, invalid or unenforceable, then such provision shall be modified automatically to the extent necessary to make such provision fully legal, valid or enforceable. If such court does not modify any such provision as contemplated herein, but instead declares it to be wholly illegal, invalid or unenforceable, then such provision shall be severed from this Agreement, this Agreement and the rights and obligations of the parties hereto shall be construed as if this Agreement did not contain such severed provision, and this Agreement otherwise shall remain in full force and effect.

16.7. Enforceability. Subject to compliance with Section 16.8 below, this Agreement shall be enforceable by and against Agrifos and IOC and their respective successors, permitted assignees and legal representatives.

16.8. Assignment. Neither party shall assign, convey, transfer or otherwise dispose of all or any portion of its interest in, or its rights and obligations under, this Agreement, including by operation of law pursuant to a merger or consolidation, without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. Any assignment, conveyance, transferor other disposition made, or attempted, in violation of this Section 16.8 shall be void and of no force or effect.

16.9. Remedies. Except as otherwise expressly set forth in Section 15.3, in the event of any breach by a party hereto of any covenant contained in this Agreement, the other party shall be entitled to assert and pursue a claim for equitable relief to which such party may be entitled including, without limitation, specific performance of such covenant, in addition to any and all other remedies to which said party may be entitled hereunder or by law. Any party’s full or partial exercise of any remedy shall not preclude any subsequent exercise by said party of the same or any other remedy.

16.10 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED UNDER, AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCLUDING THE CONFLICT-OF-LAWS PROVISIONS THEREOF.

16.11. Multiple Counterparts. This Agreement may be executed by the parties hereto in multiple counterparts, each of which shall be deemed an original for all purposes, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement by their duly authorized representatives as of the day and year stated above.

AGRIFOS FERTILIZER L.L.C.

By:
Name: David Gutacker
Title: CEO/President

INTEROCEANIC CORPORATION

By:
Name: Elio Mazzella, Sr.
Title: President

ANNEX A

SPECIFICATIONS

Nitrogen content (N)	20.2% w/w (min)
Sulfur content (S)	23.8 w/w (min)
Moisture content	0.5% w/w (max)
Free Acidity (as H2SO4 )	0.1% w/w (max)
Median Particle Size (SGN)	250 (2.50mm min)